SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 24, 2006

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: France Telecom Press release dated July 24, 2006 re. sale of PagesJaunes Group.

Paris, July 24, 2006

Sale of PagesJaunes Groupe:

France Telecom grants exclusivity to KKR

•	Sale Price per Share : €22

•	Valuation of €3.312 bn for France Telecom’s 54% stake in PagesJaunes Groupe

In accordance with its announcement dated June 7, 2006, France Telecom has carried out a competitive bidding process to prepare for the divestiture of its shareholding in PagesJaunes Groupe.

Following this process, France Telecom decided to grant exclusivity to KKR (Kohlberg, Kravis Roberts & Co Ltd.), which is offering €3.312 bn for its 54% stake in PagesJaunes Groupe, i.e. a price per share of €22.

KKR intends to carry on PagesJaunes Groupe’s strategy, which it believes has been successful since the IPO, relaying on PagesJaunes Groupe’s management team and on the expertise and know-how of its employees.

An additional cash consideration of €0.6 per share, resulting in a total additional cash consideration of €90 million for France Telecom, shall be paid by KKR in the event it holds more than 95% of the existing shares and voting rights of PagesJaunes Groupe upon completion of the standing market offer (“garantie de cours”) it intends to launch following the acquisition of France Telecom’s 54% stake in PagesJaunes Groupe.

KKR’s offer shall be submitted to France Telecom’s Board of Directors on July 26, 2006 and to relevant workers’ counsels for consultation purposes.

Media Contacts

+ 33 (0)1 44 44 93 93

Nilou du Castel

nilou.ducastel@orange-ft.com

Bertrand Deronchaine

bertrand.deronchaine@orange-ft.com

France Telecom	6 Place d’Alleray	Telephone: +33 (0) 1 44 44 22 22
Corporate Communications	75505 Paris cedex 15	Fax: +33 (0)1 44 44 80 34

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: July 24, 2006	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information